May 8, 2025 VIA EDGAR SUBMISSION Jeanne Baker and Terrence O’Brien Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Masimo Corporation Item 2.02 Form 8-K filed February 25, 2025 File No. 001-33642

Dear Ms. Baker and Mr. O’Brien:

On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 24, 2025 on the Company’s Form 8-K filed on February 25, 2025.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments.

Item 2.02 Form 8-K Filed February 25, 2025

Exhibit 99.1 Reconciliation of GAAP to Non-GAAP Net Income and Net Income per Diluted Share, page 6

1.	Please tell us and revise your disclosures to identify and quantify the material components underlying the business transition and related costs adjustment. Address this comment as it relates to material adjustments where you have multiple items underlying the adjustment. Refer to Question 100.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company has considered the guidance in Question 100.05 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. During the fourth quarter of 2024, our newly constituted Board of Directors (the “Board”) approved a strategic realignment initiative (the “Strategic Realignment Initiative”) of our healthcare business to drive progress towards a more streamlined and efficient organization, which included right-sizing the organization, cost rationalization, driving research and development efficiencies and enhancing key launch and innovation processes. The Strategic Realignment Initiative included a targeted realignment of current and future planned products, workforce reductions, global footprint rationalization and other third-party expenses described in detail below. The Company respectfully submits these updates would not materially change a reader’s understanding of the Company’s results of operations, as the nature and amounts of the Strategic Realignment Initiative adjustment were disclosed in Note 1 to the Consolidated Financial Statements included in our Form 10-K, and the composition of this adjustment was described in Exhibit 99.1 under the heading “Non-GAAP Financial Measures - Business transition and related costs.” In response to the Staff's comment, the Company respectfully advises the Staff that it will revise its GAAP to Non-GAAP disclosure to identify and quantify any material business transaction and related costs adjustment in future earnings releases with substantially the following type of information:

	In Millions	Diluted EPS
Cost of goods sold directly attributable to the Strategic Realignment Initiative, of which $52 million was for products being phased out and/or no longer supported. The remaining amount was for previously capitalized assets no longer realizable as a result of these initiatives.	$61	$1.12
Selling, general and administrative expenses directly attributable to the Strategic Realignment Initiative, of which $22 million was for previously capitalized assets and other expenses related to abandoned facilities. The remaining amount was for severance and benefits for employees impacted, and similar items.	$31	$0.57
Research and development expenses directly attributable to the Strategic Realignment Initiative, of which $26 million was for previously capitalized software development costs, patents and related party licenses being phased out and/or no longer supported. The remaining amount was for severance and benefits for employees impacted, and similar items.	$36	$0.66
Certain costs (such as contract terminations, severance and benefits for employees impacted) related to rationalizing our operational footprint and optimizing business results separate from the Strategic Realignment Initiative actions above.	$6	$0.11
Business transition and related costs in Exhibit 99.1	$134	$2.46

2.	Based on disclosures in your Form 10-K for the year ended December 28, 2024, it appears that your business transition and related costs adjustments include expenses associated with inventory write-downs. Please explain to us how you concluded that these write-downs do not represent costs that are normal operating costs of your business. See guidance in Question 100.01 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company has considered the guidance in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. The Company confirms that the adjustment for inventory write-downs are not part of normal operations, as discussed below, and that the Company’s presentation of Non-GAAP Net Income and Non-GAAP Net Income per Diluted Share with these adjustments is appropriate under the circumstances to give investors a representation of normal operating performance and period-to-period comparability.

The inventory write-downs relate to a transformative change that resulted from the Strategic Realignment Initiative in the fourth quarter of 2024 that was undertaken by new leadership. Below is the timeline of the Company’s leadership transition during the fourth quarter of 2024 which resulted in the transformative change:

•	At the Company’s 2024 Annual Meeting of Stockholders, held on September 19, 2024, stockholders voted to elect William Jellison and Darlene Solomon to the Company’s Board, the voting results of which were certified by the independent inspector of election on September 24, 2024. On September 19, 2024, Joe Kiani, the Company’s former Chairman and Chief Executive Officer, delivered a notice to the Board stating his decision to resign from his position as CEO. On September 24, 2024, the Board appointed director Michelle Brennan to serve as interim CEO, effective September 24, 2024, and the Board retained Korn Ferry to assist with CEO succession planning.

•	On October 16, 2024, the Board increased the authorized number of directors on the Company’s Board to eight and, in connection with such increase, appointed Timothy Scannell and Wendy Lane as Class III directors of Masimo, effective October 16, 2024.

•	On October 24, 2024, following a review by outside counsel, the Board adopted resolutions to terminate Mr. Kiani’s employment, effective October 24, 2024.

•	On November 13, 2024, the Company terminated the employment of Tao Levy, the Company’s Executive Vice President, Business Development.

As a result of the Company’s executive leadership and Board transitions, the CEO and five of the seven current members of the Board were appointed since September 2024. Under the newly reconstituted Board and management, the Company identified the need for a Strategic Realignment Initiative aimed at transforming the Company’s portfolio of current and planned products, rationalizing the Company’s global footprint and reducing the Company’s workforce. As part of the initiative, on a November 5, 2024 earnings call, management discussed its review of the Company’s product portfolio and research and development projects, and emphasized its focus on large market opportunities addressing unmet patient needs, and on allocating resources to areas that will drive the greatest return. Specifically, management discussed the decision to discontinue products including Opioid Halo, Bridge and Bilirubin, among others. Management also indicated that direct-to-consumer products were being deemphasized and discontinued.

The Company believes that this Strategic Realignment Initiative during its leadership transition, and the resulting inventory write-downs, are non-recurring in nature, given the shift in strategy, transformative nature of the changes in product portfolio and footprint rationalization and the effective inability of the Company to replicate this transformational shift in the near term.

Unlike the inventory write-downs in connection with the Strategic Realignment Initiative, the Company’s recurring inventory write-offs are generally related to products not meeting required customer or quality specifications as outlined in the Company’s accounting policies, and the Company does not adjust for these write-offs when preparing its non-GAAP measures, even when significant, because these write-offs are deemed to be a recurring and normal part of our operations. In contrast, the inventory write-downs recorded in connection with the Strategic Realignment Initiative were not related to out-of-specification products or to recurring inventory valuation adjustments. Rather, they were non-recurring and not part of the Company’s normal operations. Absent the decision by the newly reconstituted Board and management to make these transformative strategic changes, these write-downs would not have been incurred.

The Company believes that based on the facts and circumstances, the inventory write-downs in connection with the Strategic Realignment Initiative were distinct from the recurring write-offs incurred in normal operations because they were a direct result of the transformative strategic decision. By adjusting for these write-downs related to product rationalization, the Company believes that it improved comparability between periods. The Company believes that the inventory write-downs in its presentation of non-GAAP financial measures were appropriate under the circumstances and not misleading.

We confirm that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Very truly yours,

/s/ Micah Young

Micah Young
Executive Vice President, Chief Financial Officer

Cc:	Richard Brand, White & Case LLP
Erica Hogan, White & Case LLP